September 20, 2011

Filed via Edgar

Mr. Michael Volley

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Taylor Capital Group, Inc. (the "Company")

Form 10-K for December 31, 2010

Form 10-Q for June 30, 2011

File No. 00-50034

We acknowledge receipt of the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 15, 2011 (the "Letter"), relating to the Company's Form 10-K for the year ended December 31, 2010 and the Company's Form 10-Q for the quarter ended June 30, 2011. As indicated in the conversation between Steven Shapiro of Pircher, Nichols & Meeks and Mr. Volley on September 19, 2011, the Company requests a brief extension of time so that we may respond appropriately to each of the comments in the Letter. This letter confirms our intention to file a response to the Letter on or before October 14, 2011.

Please do not hesitate to contact Mr. Shapiro at (312) 915-3175 if you have any questions or would like to discuss this matter further.

Very truly yours,

/s/ Randall T. Conte
Chief Financial Officer

cc: John P. Nolan, SEC Division of Corporation Finance
Steven H. Shapiro, Pircher, Nichols & Meeks